                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Bancorp Rhode Island, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   059690 10 7
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                  ---------------------------------------------
             (Date Of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ]    Rule 13d-1(b)
                       [ ]    Rule 13d-1(c)
                       [X]    Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures  provided  in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

--------------------------------------------------------------------------------
        1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)                 Malcolm G. Chace
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        2 Check the Appropriate Box if a Member of a Group
         (See Instructions)             (a) [ ]
          Not Applicable                (b) [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        3 SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        4 Citizenship   or   Place   of   Organization
                                        United   States
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of               5       Sole Voting Power
Shares                          62,055*
Beneficially            6       Shared Voting Power
Owned by Each                   416,773
Reporting               7       Sole Dispositive Power
Person With                     62,055*
                        8       Shared Dispositive Power
                                416,773

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        9  Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person
                                         478,788
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        10 Check  if the  Aggregate  Amount  in Row (9)  Excludes Certain Shares
           [ ]  (See Instructions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        11 Percent of Class Represented by Amount in Row (9)
                                        12.7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        12 Type of Reporting Person (See Instructions)

                                        IN
--------------------------------------------------------------------------------

* Includes  2,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options.

Item 1.
Item 1(a).  Name of Issuer.
            --------------

            Bancorp Rhode Island, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

            One Turks Head Place
            Providence, RI 02903

Item 2.

2(a).       Name of Person Filing.
            ---------------------

            Malcolm G. Chace

2(b).       Address or Principal Business Office or, if none, Residence.
            -----------------------------------------------------------

            c/o Point Gammon Corporation
            One Providence Washington Plaza, 4th Floor
            Providence, Rhode Island 02903

2(c).       Citizenship.
            -----------

            United States

2(d).       Title of Class of Securities.
            ----------------------------

            Common Stock, par value $0.01 per share

2(e).       CUSIP Number.
            ------------

            059690 10 7

Item 3.
            Not Applicable

Item 4.
            Ownership.
            ---------

Provide the following  information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     a. Amount Beneficially Owned.
        -------------------------

          As of April 5, 2002, the reporting person beneficially owned:  478,788 shares of Common  Stock,  (i)  60,055 of which are held in a Grantor  Trust over  which Mr.  Chace has sole  voting  power and sole power to direct the disposition,  (ii)  2,000 of which are  purchasable  upon the  exercise  of currently  exercisable  options,  (iii) 414,733 of which are held in trusts for which Mr.  Chace acts as  co-trustee  and over which Mr.  Chace  shares voting  power and the power to direct  the  disposition,  and (iv) 2,000 of which are owned by Mr. Chace's spouse.  Mr. Chace  expressly  disclaims any economic  or  beneficial  interest  in 20,700 of the shares held by certain trusts  referenced in clause  (iii).  This  Amendment No. 2 to Mr.  Chace's
     Schedule  13G is being  filed to  correct  an error in the number of shares beneficially  owned by Mr.  Chace as  reported  in  Amendment  No. 1 to Mr.
     Chace's  Schedule  13G filed on February  13,  2002,  which did not reflect shares  held by trusts of which Mr.  Chace is a trustee  but as to which he has no economic or beneficial interest.

     b. Percent of class.
        ----------------
                  12.7%

     c. Number of shares as to which such person has:

        i.   sole power to vote or to direct the vote ...................62,055*
        ii.  shared power to vote or to direct the vote.................416,733
        iii. sole power to dispose or to direct the disposition of ......62,055*
        iv.  shared power to dispose or to direct the disposition of....416,773

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------
         Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------
         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company or Control
        Person.
        -----------------------------------------------------------
         Not Applicable

---------------------
*    Includes 2,000 shares of Common Stock  purchasable  upon exercise of currently exercisable options.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------
          Not Applicable

Item 9.  Notice of Dissolution of Group.
         ------------------------------
          Not Applicable

Item 10. Certifications.
         --------------
          Not Applicable

Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated    April 9, 2002

           /s/ Malcolm G. Chace
           --------------------
Name/Title     Malcolm G. Chace